UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-147086-01
TONGXIN INTERNATIONAL LTD.

(Translation of Registrant’s Name into English)
199 Pierce Street, Suite 202,
Birmingham, Michigan 48009

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
This Form 6-K consists of the following exhibit (which is attached hereto): Press release dated November 20, 2010, relating to Tongxin International Ltd.’s lowered revenue guidance, removal of existing chief executive officer and chief accounting officer, and appointment of a new chief executive officer.

Signatures
EXHIBIT INDEX
EXHIBIT 99.1

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TONGXIN INTERNATIONAL LTD. (Registrant)
By:	/s/ William E. Zielke
	Name:	William E. Zielke
	Title:	Chief Executive Officer
Date: November 20, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated November 20, 2010, relating to Tongxin International Ltd.’s lowered revenue guidance, removal of existing chief executive officer and chief accounting officer, and appointment of new chief executive officer .